Exhibit 99.3

NICE Awarded ‘Best Intelligent Video Solution’ by Government Security News

NICE customers also receive top accolades in GSN Homeland Security Awards

Ra’anana, Israel, December 16, 2013 – NICE Systems (NASDAQ: NICE) today announced that Situator Express has been named the Best Intelligent Video Solution in the Government Security News (GSN) Homeland Security Awards, and four NICE customers were recognized as “Most Notable” for their security programs. The GSN awards acknowledge the outstanding achievements of security vendors and government agencies at the federal, state and municipal levels.

Situator Express received recognition for its “ability to transform video surveillance into a complete security management solution.” This solution fuses the NiceVision IP video solution with additional security systems to provide unified situational awareness. It enables organizations to focus on their core security challenges, providing the right insights to the right people at the right time.

Four NICE customers also received accolades in their respective categories. Their achievements are based on the implementation of NICE Situator, a PSIM solution that enables situation planning, response, and analysis:

Most Notable Airport/Aviation Security Program
•	Miami International Airport – PLATINUM

Most Notable Municipal/County Security Program
•	San Diego Public Utilities – Water Treatment Security PSIM – PLATINUM

Most Notable Maritime/Seaport Security Program
•	Houston Ship Channel / Harris County Sheriff's Office – GOLD

Most Notable Critical Infrastructure Security Program
•	Duke Energy Critical Infrastructure Program – SILVER

“The homeland security field has been the scene of an unprecedented proliferation of brilliant security technologies in IT and physical security,” said Jacob Goodwin, Editor-in-Chief, GSN Magazine. “We are pleased to recognize NICE Systems for its contribution to this domain through its video surveillance and PSIM solutions, which are helping numerous government agencies secure people and assets on a daily basis.”

“We are honored to have been recognized by GSN in the Best Intelligent Video Surveillance award categories this year,” said Yaron Tchwella, President of the NICE Security Group. “We are equally delighted to see several of our NICE Situator customers receive top honors for their security programs. The combination of these awards further demonstrates our capabilities in delivering innovative solutions to the market that customers are using to safeguard people and assets. We’re pleased that we can help organizations overcome the many challenges in managing complex, multi-agency security operations across a range of customer needs.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Tchwella, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.